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NEW YORK 10036-6522

TEL: (212) 735-3000
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05008506

May 25, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on May 25, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.



Robert M. Chilstrom /csm/

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE

Wolters Kluwer successfully completes acquisition of De Agostini Professionale and Utet Professionale in Italy

Amsterdam (May 25, 2005) - Wolters Kluwer Legal, Tax & Regulatory Europe today announced the completion of the acquisition of De Agostini Professionale and Utet Professionale in Italy. De Agostini Professionale and Utet Professionale, with total revenues of approximately €70 million, will further strengthen Wolters Kluwer's position in the Italian information market.

Wolters Kluwer reached an agreement on the acquisition of De Agostini Professionale and Utet Professionale in January 2005. This agreement now has been completed, following review and approval by antitrust authorities.

De Agostini Professionale and Utet Professionale are leading publishing companies with total revenues of approximately €70 million and 160 employees, and enjoy an excellent reputation in the legal, tax, and business markets with well established brands as De Agostini Professionale, Utet Professionale, ETI, and Leggi d'Italia.

"The acquisition of De Agostini Professionale and Utet Professionale creates many opportunities for Wolters Kluwer to expand into new market segments of professional publishing, such as public administration in Italy", says Rolv Eide, CEO Wolters Kluwer Legal, Tax & Regulatory Europe.

About Wolters Kluwer

Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in over 15 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2004) of €1.296 million and employs approximately 8,000 people. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific.

Media
Yvette van Braam Morris
Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
t + 31 (0)20 6070 338
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com/www.ipsoa.it/www.deagostini.it